Exhibit 99.1

MediWound Ltd. Announces Proposed Public Offering of Ordinary Shares

YAVNE, Israel, March 2, 2022 – MediWound Ltd. (Nasdaq: MDWD) (“Mediwound”), a biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration, today announced that it intends to offer its ordinary shares for sale in an underwritten public offering.    All of the ordinary shares are being offered by MediWound.  In addition, MediWound intends to grant the underwriters a 30-day option to purchase up to an additional 15 percent of the number of ordinary shares sold in connection with the offering. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Oppenheimer & Co. Inc. is acting as the sole book-running manager for the offering.

The offering is being made pursuant to a shelf registration statement on Form F-3 (No. 333-230490) previously filed by MediWound with the United States Securities and Exchange Commission (“SEC”) on March 25, 2019 and declared effective by the SEC on April 22, 2019. The offering is being made only by means of a prospectus and prospectus supplement that form a part of the registration statement. The preliminary prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus, when available, may also be obtained from Oppenheimer & Co. Inc., 85 Broad Street, 26th Floor, New York, NY 10004, Attn: Syndicate Prospectus Department, telephone: (212) 667-8055 or by email at EquityProspectus@opco.com.

Before investing in the underwritten public offering, interested parties should read in their entirety the preliminary prospectus supplement and the accompanying prospectus and the other documents that MediWound has filed with the SEC that are incorporated by reference in such preliminary prospectus supplement and the accompanying prospectus, which provide more information about MediWound and such underwritten public offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About MediWound Ltd.

MediWound is a biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. Our strategy is centered around our validated enzymatic platform technology, focused on next-generation bio-active therapies for burn and would care and biological medicinal products for tissue repair. EscharEx®, MediWound’s next-generation bioactive topical therapeutic under development, is a topical biological drug candidate for the debridement of chronic and other hard-to-heal wounds. MediWound’s third innovative product candidate, MWPC005, is a topically applied biological drug candidates for the treatment of non-melanoma skin cancers, based on the same active substance of NexoBrid® and EscharEx® product candiates, a concentrate of proteolytic enzymes enriched in bromelain.

Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding MediWound’s anticipated public offering, and plans and prospects for MediWound.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound's beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These statements are only predictions based upon MediWound’s current expectations and projections about future events. There are important factors that could cause MediWound’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks detailed in the preliminary prospectus supplement and accompanying prospectus relating to the offering and in MediWound’s annual report on Form 20-F for the year ended December 31, 2020 and information contained in other documents filed with the SEC, in each case under the heading “Risk Factors.” You should not rely upon forward-looking statements as predictions of future events. Although MediWound believes that the expectations reflected in the forward-looking statements are reasonable, MediWound cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Investor Contacts

Boaz Gur-Lavie Chief Financial Officer MediWound Ltd. ir@mediwound.com	Monique Kosse Managing Director, LifeSci Advisors 212-915-3820 monique@lifesciadvisors.com